Computershare
510 Burrard Street, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

May 21, 2026

To: All Canadian Securities Regulatory Authorities

Subject: URANIUM ROYALTY CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	June 15, 2026
Record Date for Voting (if applicable) :	June 15, 2026
Beneficial Ownership Determination Date :	June 15, 2026
Meeting Date :	July 20, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON CLASS	91702V101	CA91702V1013

Sincerely,

Computershare
Agent for URANIUM ROYALTY CORP.